CIBC ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE MAJORITY STAKE
IN FIRSTCARIBBEAN INTERNATIONAL BANK
Agreement with Barclays Bank PLC to close by end of 2006
TORONTO, June 29, 2006 — CIBC (NYSE: BCM, TSX: CM) today announced that it has reached a definitive agreement with Barclays Bank PLC to acquire its 43.7% ownership stake in FirstCaribbean International Bank.
As previously announced, CIBC will pay US$1.62 for each FirstCaribbean share for a total price of approximately US$1.08 billion. This transaction, which is conditional upon regulatory approvals, is expected to close by the end of 2006. Once it is completed, CIBC will own 87.4% of FirstCaribbean, with the remaining shares held by regional investors.
Under the definitive agreement, CIBC has the option of paying for the transaction in cash, CIBC common shares or a combination of cash and shares, the relative proportions of which CIBC will determine before completion. Barclays would not intend to be a long-term holder of any CIBC shares it may receive in connection with this transaction.
Promptly after the close of the transaction, CIBC will be required to make a mandatory offer to all shareholders in FirstCaribbean. The mandatory offer will also be at a price of $1.62 a share. Both CIBC and FirstCaribbean are committed to maintaining a strong minority ownership that they expect to grow in the future.
The parties have agreed to structure the transaction in two stages, with Barclays selling 90 per cent of its holding initially and then CIBC potentially acquiring, at Barclays option, the balance through the subsequent mandatory offer. CIBC will also pay an additional sum to Barclays, as well as the other shareholders who tender their shares to this offer, to reflect dividends in respect of their period of ownership prior to closing.
FirstCaribbean, which is listed on the Barbados, Jamaica, Trinidad and Tobago and the Eastern Caribbean Stock Exchanges, is the largest regionally-listed bank in the English-speaking Caribbean, with assets of over US$9.6 billion and a market capitalization of over US$3.3 billion.
CIBC’s history in the Caribbean dates to 1920. In 2002, CIBC acquired its current ownership stake in FirstCaribbean when its Caribbean operations were merged with those of Barclays to form FirstCaribbean.
CIBC’s President and CEO Gerry McCaughey said: “We look forward to working with the management and employees of FirstCaribbean to build on the excellent foundation they have created since this bank was established nearly four years ago.”
Naguib Kheraj, Group Finance Director, Barclays PLC, said: “This transaction leaves FirstCaribbean well positioned for its future development. While the combination of

Barclays and CIBC’s Caribbean retail banking assets created value for all stakeholders, the future strategy of FirstCaribbean is now best pursued with one controlling shareholder.”
FirstCaribbean has over 3,400 staff, 100 branches and banking centres, and offices in 17 countries comprising: Anguilla, Antigua, The Bahamas, Barbados, Belize, The British Virgin Islands, The Cayman Islands, Curacao, Dominica, Grenada, Jamaica, St Kitts & Nevis, St Lucia, St Maarten, St Vincent and the Grenadines, Trinidad & Tobago and The Turks & Caicos Islands. The bank has approximately 780,000 active accounts. It has maintained an “A-Stable” rating by Standard & Poor’s from FirstCaribbean’s inception in 2002, the highest rating of any commercial bank in the Caribbean Community.
Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. It is one of the largest financial services companies in the world by market capitalisation.
CIBC is a leading North American financial institution with more than 11 million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.
A NOTE ABOUT FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition of Barclays Bank PLC’s 43.7% interest in FirstCaribbean International Bank as well as operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements including the possibility that the proposed transaction does not close when expected or at all, that CIBC and Barclays may be required to modify aspects of the proposed transaction to achieve regulatory approval. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

Investor / Analyst / Media Inquiries:
CIBC
John Ferren, Vice President of Investor Relations, 416-980-2088
Rob McLeod, Senior Director of Communications, 416-980-3714

Barclays
Investor Relations	Media Relations
Mark Merson/James Johnson	Alistair Smith/Laura Vergani
+44 (0) 20 7116 5752/2927	+44 (0) 20 7116 6132/68335